Exhibit 99.(a)(1)(K)

[CONOR MEDSYSTEMS, INC. LETTERHEAD]

Re: Conor Medsystems, Inc. Amendment of Eligible Outstanding Stock Options:

Dear [Employee Name]:

The Offer to Amend Eligible Outstanding Stock Options (the “Offer to Amend”) is currently open and available to all eligible employees. As previously communicated, the Offer to Amend is scheduled to close at 11:59 p.m. Pacific Time on Friday, December 29, 2006. Our records indicate that you have not yet made an election pursuant to the Election Form. Therefore, we recommend that you review the materials sent to you by Conor Medsystems, Inc. via e-mail on December 1, 2006 and follow the instructions in the Offer to Amend to make your election.

Our web site, www.conormed.com, includes a link to our SEC filings, including the Offer to Amend, to help you understand the Offer to Amend. This material is designed to provide information necessary to aid in your understanding of the Offer to Amend.

Please do not reply to this automated e-mail message. If you have a question, please call Ruchita Singhal at (650) 614-4115.

Due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC.